Exhibit 99.1

Afya Limited Announces the Appointment of New Independent Member of Board of Directors and Audit Committee

Belo Horizonte, Brazil, August 29, 2019 – Afya Limited, or Afya (Nasdaq: AFYA) today announced the appointment of Rafael Munerato de Almeida to its board of directors and audit committee as an independent member, effective as of today.

Mr. Munerato was a member of the board of directors of Medcel Editora e Eventos S.A. from February 2016 to March 2019. Mr. Munerato provides medical services for D’Or Consultoria em Corretagem de Seguros e Benefícios Ltda., Funcional Health Tech Soluções em Saúde Ltda., Associação Beneficiente Bom Samaritano, Hospital Bom Samaritano de Maringá S.A., IBES - Instituto Brasileiro para Excelência em Saúde and Trigger Participação e Administração S.A. Mr. Munerato also provides medical services through his private medical practice, is a director at IBES - Instituto Brasileiro para Excelência em Saúde, and a consultant at Multivida Participações S.A., Grupo Kronberg, Switzerland Global Enterprise and CBEXs - Colégio Brasileiro de Executivos da Saúde. He holds a degree in medicine from Santa Casa de Misericórdia de SP, a residency in clinical medicine from Santa Casa de Misericórdia de SP, a residency in cardiology from InCor FMUSP, a specialization in cardiac arrhythmia from InCor FMUSP, and an MBA in health management from FGV.

Mr. Munerato’s appointment increases the size of Afya’s board of directors to nine directors.

About Afya

Afya is a leading medical education group in Brazil based on number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students to be lifelong medical learners from the moment they join us as medical students through their medical residency preparation, graduation program, and continuing medical education activities.

Contact: Investor Relations: ir@afya.com.br